UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VolitionRx Limited

(Name of Company)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928661107

(CUSIP Number)

Eight Corporation Limited

c/o Crowe Morgan Management Limited

8 St. George’s Street

Douglas, Isle of Man IM1 1AH

+1 44 1624 665 1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON
EIGHT CORPORATION LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
ISLE OF MAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,045,332 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
12,045,332 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,045,332 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions)
HC

(1)	Includes (i) 11,706,913 shares of VolitionRx Limited, or Issuer, common stock, par value $0.001 per share held by Cotterford Company Limited, or Cotterford, and (ii) 338,419 shares of Issuer common stock held by Hever Investments Limited, or Hever, a company organized in the Isle of Man. Eight Corporation Limited is the sole corporate director of Cotterford and the sole corporate director of Hever.

(2)	Based on 50,591,382 issued and outstanding shares of Issuer common stock as of May 22, 2020, as reported in the Issuer’s Prospectus Supplement filed with the SEC on May 21, 2020, (File No. 333-227248) (the “Prospectus), which includes both the shares offered under that Prospectus and the underwriters’ option.

1.	NAMES OF REPORTING PERSON
COTTERFORD COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
ISLE OF MAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,706,913
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,706,913

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,706,913
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions)
IV

(1)	Based on 50,591,382 issued and outstanding shares of Issuer common stock as of May 22, 2020, as reported in the Prospectus, which includes both the shares offered under that Prospectus and the underwriters’ option.

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”), amends and supplements the Schedule 13D filed on June 10, 2020, as amended, (the “Initial 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share (the “Common Stock”), of VolitionRx Limited, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 4 shall have the meanings ascribed to them in the Initial 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 4, the Initial 13D is unchanged.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 4, the Initial 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and supplemented by the addition of the following:

“On June 10, 2020, certain of the Reporting Persons issued a press release relating to the delivery of its letter to the board of directors of the Issuer. A copy of the letter is attached hereto as Exhibit 2 and incorporated by reference in this Item 4 in its entirety.”

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, effective July 29, 2019, by and between Cotterford Company Limited and Eight Corporation Limited.*

Exhibit 2	Letter to the Board of Directors of VolitionRx Limited, dated June 8, 2020.

*	Previously filed

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2020	EIGHT CORPORATION LIMITED

	By:	/s/ Amy Slee
Amy Slee, Director

Dated: June 10, 2020	COTTERFORD COMPANY LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

	By:	/s/ Amy Slee
Amy Slee, Director

Exhibit 2

June 8, 2020
Board of Directors
VolitionRX
93-95 Gloucester Place
London
W1U 6JQ
Attn: Executive Chairman Dr. Martin C. Faulkes

Dear Members of the Board:

As you know, together with certain affiliates, Cotterford Company Limited (“Cotterford”) beneficially owns 29.3% of the outstanding shares of VolitionRX Limited (“Volition” or the “Company”), as of the record date for the Company’s 2020 Annual Meeting. We first purchased shares of the Company in 2012 and have been the largest shareholder of Volition for nearly two years.

First, we want to thank you for taking the time to speak with us over the past several weeks about our concerns regarding the strategic direction and leadership of Volition. Unfortunately, the Company continues to manufacture artificial obstacles that inhibit a mutually agreeable resolution for the benefit of all shareholders. It is clear to us from our conversations that the magnitude and urgency of the need for change is not appreciated – and that if action is not taken, shareholders will continue to suffer.

Volition has significant long-term potential. We are strong believers in its scientific assets and the fundamental value they represent for both patients and shareholders. However, we believe that in order for this value to be realized, change is needed now. Simply put, we have lost confidence in the Company’s current leadership.

This is in large part due to the Company’s inability to articulate – and stick to – a coherent strategy. Since 2015 the Company has at various times described its mission as (1) focusing on diagnostic blood tests purely for cancer, (2) focusing on blood tests for other diseases as well, and (3) focusing on animal health. While we understand the importance of companies in the life sciences field being nimble, Volition’s maneuverings have more closely resembled strategic indecisiveness than anything else.

Just as troublingly, when the Company has clearly communicated targets, it has missed the mark. Management’s own promises and predictions for product launch deadlines have been chronically wrong for each of the last five years. After multiple optimistic projections, Volition’s revenue last year was exactly the same as it was in 2015: zero.

Investors simply studying Volition’s organizational structure could be forgiven for confusing it with that of a company having significantly more commercial success. For example, we have yet to receive a satisfactory answer for why there are no fewer than five people with the title of “CEO” within the Company. Or, equally confusing, why a company of Volition’s size needs to incur the costs of four international sites. And now we understand that the current Group CEO intends to relocate to Singapore and remain in his current position. Given this background, we cannot fathom how the Board can conclude that retaining the current CEO is in the best interest of the Company and its shareholders.

The Company’s commercial performance is even more troublesome when considering the fact that under the watch of the current Board and management, Volition’s stock price has significantly underperformed. In fact, VNRX has failed to measure up to or meaningfully exceed every major index over every meaningful investor timeframe.

Given the issues we have just outlined, it is likely no surprise that we were concerned when we saw the proposals in the Company’s proxy statement for this year’s annual meeting of shareholders (the “2020 Annual Meeting”). Volition has once again chosen to propose shareholder-unfriendly corporate governance measures, including to divide the Board into classes preventing the annual election of all directors. Such a step backward in terms of corporate governance is almost unheard of in this day and age.

The bottom line is this: we have lost trust in Volition’s leadership and cannot in good faith support the Company’s current strategy. As a result, we will be voting against all Board proposals at the 2020 Annual Meeting, other than ratification of the Company’s selection for auditor. In addition, we are proposing that the Board take the following steps to regain confidence of the shareholders:

•	Immediately appoint to the Board three directors proposed by Cotterford;

•	Announce the immediate resignation of the Chief Executive Officer, Cameron Reynolds;

•	Form a Board Committee, with participation from the Cotterford nominees that will appoint a new Group CEO and undertake a full review of the Company’s strategy and business to ensure a clear path to shareholder value creation.

It remains our strong preference to reach a mutually agreeable solution with the Board and to avoid any distractions or unnecessary costs. However, if you choose a more confrontational path, we reserve all rights to take any action necessary to preserve and create shareholder value.

Very truly yours,

Amy L. Slee
On behalf of Eight Corporation Limited
Director